UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                                Fluke Corporation
                                (Name of Issuer)

                     Common Stock, Par value $0.25 Per Share
                         (Title of Class of Securities)

                                   343856 10 0
                                 (CUSIP Number)

                                W. Loeber Landau
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                November 7, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |_|.


                                                              SEC 1746(12-91)

                                  SCHEDULE 13D


-------------------                                               -------------
CUSIP No. 343856                                                  Page 2 of 5
-------------------                                               -------------

-------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Philips Electronics N.V.
-------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
2                                                                      (b) |_|
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
    SOURCE OF FUNDS*
4
         00
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                     |_|
-------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
6
         The Netherlands
-------------------------------------------------------------------------------
                                                       SOLE VOTING POWER
                                                  7          574,344
                                                 ------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH       8    SHARED VOTING POWER
            REPORTING PERSON WITH                ------------------------------
                                                       SOLE DISPOSITIVE POWER
                                                  9          574,344
                                                 ------------------------------
                                                 10    SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         574,344
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.6%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
         00
-------------------------------------------------------------------------------

           Item 1. Security and Issuer.

           This Amendment No. 5, dated November 12, 1996 (this "Amendment"), to the Statement on Schedule 13D, dated June 9, 1993 (the "Original Statement"), as amended, filed by Philips Electronics N.V., a corporation organized under the laws of The Netherlands ("Philips"), relates to the common stock, par value $0.25 per share (the "Common Stock"), of Fluke Corporation, formerly known as John Fluke Mfg. Co., Inc. (the "Issuer"). The information set forth herein amends and supplements the information set forth in the Original Statement, as amended. The address of the principal executive offices of the Issuer are located at 6920 Seaway Boulevard, Everett, Washington 98203.

           Item 4. Purpose of Transaction.

           Philips acquired the shares of Common Stock beneficially owned by it for the purpose of investment. Except as otherwise indicated in this Item 4, Philips has no plan or proposals with respect to the Issuer that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

           Philips intends to review on a continuing basis its investment in the issuer and, subject to the terms and conditions of the Stock Purchase Agreement dated May 26, 1993 (the "Stock Purchase Agreement") annexed to the Purchase Agreement, dated February 26, 1993, which was filed as Exhibit I to the Original Statement, may increase or decrease such investment. Philips has agreed, pursuant to the Stock Purchase Agreement, to standstill arrangements and other restrictions and Philips may only sell such Common Stock pursuant to certain quantity and timing limitations. Pursuant to the Stock Purchase Agreement, the Issuer has the right of first refusal to purchase any shares offered for sale by Philips.

           Item 5. Interest in Securities of the Issuer.

           (a) and (b). Philips beneficially owns 574,344 shares (6.6%) of the Common Stock of the Issuer. Philips is deemed to have sole voting and dispositive power over 574,344 shares of such Common Stock.

           (c). On October 29, 1996, 4,000 shares were sold in an open market transaction for $152,000 ($38.00 per share). On October 30, 1996, 4,000 shares were sold in an open market transaction for $154,500 ($38.625 per share). On October 31, 1996, 10,000 shares were sold in an open market transaction for $391,250 ($39.125 per share). On October 31, 1996, 40,000 shares were sold in an open market transaction for $1,570,000 ($39.25 per share). On November 1, 1996, 1,500 shares were sold in an open market transaction for $60,000 ($40.00 per share). On November 4, 1996, 5,000 shares were sold in an open market transaction for $198,750 ($39.75 per share). On November 4, 1996, 15,000 shares were sold in an open market transaction for $600,000 ($40.00 per share). On November 5, 1996, 2,000 shares were sold in an open market transaction for $80,000 ($39.75 per share). On November 6, 1996, 2,000 shares were sold in an open market transaction for $79,500 ($39.75 per share). On November 7, 1996, 5,000 shares were sold in an open market transaction for $198,750 ($39.75 per share). On November 7, 1996, 14,000 shares were sold in an open market transaction for $560,000 ($40.00 per share). Philips Electronics N.V. has reduced its beneficial ownership of the Issuer to 574,344 shares through to the date of this filing.

                                   SIGNATURES


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 1996

                                  PHILIPS ELECTRONICS N.V.,
                                  a Netherlands corporation


                                  By:/s/ D.G. Eustace               *
                                     Name:   D.G. Eustace
                                     Title:  Executive Vice President


                                 *By:/s/ L.A. Bezikos
                                     Name:   L.A. Bezikos
                                     Title: Attorney-In-Fact